Brookfield

2024

Brookfield Renewable Partners L.P.

Q2 MANAGEMENT'S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis
For the three and six months ended June 30, 2024
This Management’s Discussion and Analysis for the three and six months ended June 30, 2024 is provided as of August 2, 2024. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis. The term “Brookfield Holders” means Brookfield, Brookfield Reinsurance and their related parties.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield, redeemable/exchangeable partnership units ("Redeemable/Exchangeable partnership units") in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR+ (www.sedarplus.ca).

Organization of the Management’s Discussion and Analysis

Part 1 – Q2 2024 Highlights	3	Part 5 – Liquidity and Capital Resources (continued)
		Capital expenditures	24
Part 2 – Financial Performance Review on Consolidated Information	6	Consolidated statements of cash flows	25
		Shares and units outstanding	27
		Dividends and distributions	28
Part 3 – Additional Consolidated Financial Information	8	Contractual obligations	28
Summary consolidated statements of financial position	8	Supplemental guarantor financial information	28
Related party transactions	9	Off-statement of financial position arrangements	29
Equity	12
		Part 6 – Selected Quarterly Information	30
Part 4 – Financial Performance Review on Proportionate Information	14	Summary of historical quarterly results	30

Proportionate results for the three months ended June 30	14	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	35
Reconciliation of non-IFRS measures	18
Contract profile	21	Part 8 – Presentation to Stakeholders and Performance Measurement	37

Part 5 – Liquidity and Capital Resources	22	Part 9 – Cautionary Statements	41
Capitalization and available liquidity	22
Borrowings	23

PART 1 – Q2 2024 HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2024	2023	2024	2023
Select financial information
Revenues	$1,482	$1,205	$2,974	$2,536
Net loss attributable to Unitholders(1)	(154)	(39)	(274)	(71)
Basic and diluted loss per LP unit(2)	(0.28)	(0.10)	(0.51)	(0.20)
Proportionate Adjusted EBITDA(3)	629	586	1,204	1,145
Funds From Operations(3)	339	312	635	587
Funds From Operations per Unit(3)(4)	0.51	0.48	0.96	0.91
Distribution per LP unit	0.36	0.34	0.71	0.68

Operational information
Capacity (MW)	34,189	25,859	34,189	25,859
Total generation (GWh)
Long-term average generation	24,895	18,622	47,409	36,258
Actual generation	20,602	17,798	40,902	36,828

Proportionate generation (GWh)
Actual generation	8,360	7,543	16,821	15,783
(1)For the three and six months ended, includes $79 million and $146 million loss attributed to Limited Partner equity, $51 million and $92 million loss attributed to BEPC exchangeable shares, $54 million and $99 million loss attributed to Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, and $30 million and $63 million income attributed to General partnership interest in a holding subsidiary held by Brookfield.
(2)Average LP units for the three and six months ended June 30, 2024 were 285.2 million and 286.0 million, respectively (2023: 277.6 million and 276.5 million, respectively).
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(4)Average Units outstanding for the three and six months ended June 30, 2024 were 663.3 million and 664.1 million, respectively (2023: 649.6 million and 647.8 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	June 30, 2024	December 31, 2023
Liquidity and Capital Resources
Available liquidity(1)	$4,425	$4,121
Debt to capitalization – Corporate	14%	12%
Debt to capitalization – Consolidated	40%	40%
Non-recourse borrowings – Consolidated	90%	91%
Fixed rate debt exposure on a proportionate basis(2)	96%	96%
Corporate borrowings
Average debt term to maturity(1)	12 years	10 years
Average interest rate(1)	4.5%	4.3%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	11 years	12 years
Average interest rate	5.4%	5.4%
(1)Adjusted to reflect the issuance of C$300 million Series 18 medium-term notes and C$100 million of Series 17 medium-term notes that were issued July 17, 2024.
(2)Total floating rate exposure is 11% (2023: 12%) of which 7% (2023: 8%) is related to floating rate debt exposure of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

Operations
Funds From Operations of $339 million or $0.51 on a per Unit basis is higher than the prior year driven by:
•Contributions from growth, both from acquisitions and roughly 4,700 MW of new development projects reaching commercial operation in the past 12 months;
•Strong all-in pricing across most of our fleet; and
•High asset availability across our portfolio
After deducting non-cash depreciation, foreign exchange and derivative gains or losses and other, net loss attributable to Unitholders for the three months ended June 30, 2024 was $154 million.
We continued to focus on being the partner of choice to procure power
•Advanced commercial priorities, including securing contracts to deliver an incremental 2,700 gigawatt hours per year of generation, of which ~90% of development was contracted with corporate customers, building on the success of our recently announced partnership with Microsoft to deliver over 10.5 GW of renewable capacity between 2026 and 2030
Liquidity and Capital Resources
Our best-in-class balance sheet with investment grade BBB+ credit rating and access to diverse sources of capital continue to differentiate our business and enable us to opportunistically invest when capital becomes scarce
•Our balance sheet is very strong and we have $4.4 billion of available liquidity providing us the flexibility to deploy scale capital in the current environment where we are seeing a significant volume of opportunities to invest at attractive risk adjusted returns
•During the quarter we took advantage of tightening spreads by executing $1.7 billion of project level financings. We continue to execute on opportunities to refinance project level debt extending maturities in what is a constructive market for investment grade financings
•In July, we opportunistically issued C$300 million of 10-year notes and C$100 million of 30-year notes at 4.9% and 5.4% respectively. The issuances extended our average corporate debt maturity beyond 12 years at an attractive cost of capital
•We have executed or signed asset sales generating over $400 million ($250 million net to Brookfield Renewable) and two times our invested capital. We continue to see strong demand for high-quality, de-risked, operating renewable power assets and expect to sell a number of assets this year generating approximately $3 billion of proceeds ($1.3 billion net to Brookfield Renewable) at attractive returns.
Growth and Development
Together with our institutional partners, we have deployed or committed to deploy $8.6 billion of capital (approximately $970 million net to Brookfield Renewable) across multiple investments globally, further diversifying our business and adding leading platforms in attractive regions, including:
•Agreed to acquire a 53% controlling stake in Neoen, a global renewable platform with market leading positions in each of France, Australia and the Nordics. Neoen has 8 GW of operating and in construction renewable power and energy storage assets, and a 20 GW advanced stage pipeline. After regulatory approvals, which are expected in the fourth quarter of this year, we will launch a tender offer for the remaining shares. Our offer to acquire 100% of the outstanding shares of Neoen is for $6.7 billion (up to $540 million net to Brookfield Renewable).
•We acquired a 74% interest in Leap Green, a leading wind focused commercial and industrial renewable business in India, with ~500 MW of operating capacity and an almost 3 GW development pipeline for initial consideration of $89 million (expected $18 million net to Brookfield Renewable) with the opportunity to invest an incremental $121 million with a path to achieving a 98% interest (expected $24 million net to Brookfield Renewable).
•We acquired the operating and development platform of Hanmaeum Energy, a South Korean solar-focused renewables platform with 340 MW of operating and near construction distributed generation capacity and a 2.2 GW pipeline for upfront payments of $30 million (expected $6 million net to Brookfield Renewable) with the potential to deploy up to $468 million of incremental capital (expected $96 million net to Brookfield Renewable).
•Agreed to acquire a 75% interest in a leading renewables development platform in Australia with over 2 GW of wind and co-located battery development projects for $162 million ($32 million net to Brookfield Renewable) with the opportunity to invest an incremental $408 million ($82 million net to Brookfield Renewable).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

We continue to accelerate our development activities
•We continued to grow and advance our development pipeline which now stands at over 200 GW with 65 GW at the advanced stage. We expect to commission approximately 7 GW of new capacity this year, which will add approximately $90 million of annual incremental FFO.

With lower capital costs, higher potential revenues and increasing demand we are deploying capital into battery storage solutions and were awarded twenty-year capacity contracts for 400 MW of battery storage from the grid operator in Ontario through a joint venture. With our development projects and the closing of our Neoen acquisition, we will be one of the largest battery developers with 2,300 MW of operating and under construction capacity.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2024	2023	2024	2023
Revenues	$1,482	$1,205	$2,974	$2,536
Direct operating costs	(618)	(425)	(1,252)	(826)
Management service costs	(53)	(55)	(98)	(112)
Interest expense	(489)	(402)	(965)	(796)
Depreciation	(517)	(458)	(1,019)	(887)
Income tax expense	(19)	(19)	(33)	(43)
Net income (loss)	$(88)	$151	$(158)	$328
	Average FX rates to USD
C$	1.37	1.34	1.36	1.35
	€0.93	0.92	0.92	0.93
R$	5.22	4.95	5.09	5.07
COP	3,927	4,431	3,921	4,596
Variance Analysis For The Three Months Ended June 30, 2024
Revenues totaling $1,482 million represents an increase of $277 million over the same period in the prior year due to the growth of our business, inflation escalation on contracted generation and high asset availability. Recently acquired and commissioned facilities contributed 3,957 GWh of generation and $221 million to revenues, which was partly offset by our recently completed asset sales that reduced generation by 76 GWh and revenues by $7 million. On a same store, constant currency basis, revenue increased by $37 million as the benefits from inflation escalation on our contracted generation in Canada, Brazil and Colombia and higher resources across our wind and U.S. hydro assets were partially offset by lower resources at our Canadian hydro portfolio and Colombian hydro assets, which experienced drier El Niño conditions.
The strengthening of the Colombian peso relative to the U.S. dollar compared to the same period in the prior year was partially offset by the relative weakening of the Canadian dollar, Euro and Brazilian real, increasing revenues by $26 million, which was offset by a $27 million unfavorable foreign exchange impact on our direct operating costs and interest expense for the quarter.
Direct operating costs totaling $618 million represents an increase of $193 million over the same period in the prior year primarily due to additional costs from our recently acquired and commissioned facilities including the growth of our business, higher power purchases in Colombia, which are passed through to consumers and the above noted foreign exchange fluctuations, which were partially offset by our recently completed asset sales.
Management service costs totaling $53 million represents a decrease of $2 million over the same period in the prior year.
Interest expense totaling $489 million represents an increase of $87 million over the same period in the prior year due to recent acquisitions, financing initiatives to fund development activities and the above noted foreign exchange fluctuations.
Depreciation expense totaling $517 million represents an increase of $59 million over the same period in the prior year due to the growth of our business.
Net loss totaling $88 million represents a decrease of $239 million over the prior year primarily due to the above noted items.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

Variance Analysis For The Six Months Ended June 30, 2024
Revenues totaling $2,974 million represents an increase of $438 million over the same period in the prior year due to the growth of our business, inflation escalation on contracted generation and high asset availability. Recently acquired and commissioned facilities contributed 8,039 GWh of generation and $452 million to revenue, which was partly offset by recently completed asset sales that reduced generation by 664 GWh and revenue by $49 million. On a same store, constant currency basis, revenues decreased by $58 million as the benefits from inflation escalation on our contracted generation in Canada, Brazil and Colombia and higher resources at our U.S. hydro assets were offset by lower resources at our Canadian hydro portfolio and our Colombia hydro portfolio that benefited from above LTA conditions in the prior year.
The strengthening of the Colombian peso and Euro relative to the U.S. dollar compared to the same period in the prior year was partially offset by the relative weakening of the Brazilian real and Canadian dollar, increasing revenues by $93 million, which was partly offset by a $76 million unfavorable foreign exchange impact on our operating and interest expense for the year.
Direct operating costs totaling $1,252 million represents an increase of $426 million over the same period in the prior year primarily due to additional costs from our recently acquired and commissioned facilities and higher power purchases in Colombia, which are passed through to our customers and the above noted foreign exchange fluctuations partly offset by our recently completed asset sales.
Management service costs totaling $98 million represents a decrease of $14 million over the same period in the prior year.
Interest expense totaling $965 million represents an increase of $169 million over the same period in the prior year due to recent acquisitions, financing initiatives to fund development activities and the above noted foreign exchange fluctuations.
Depreciation expense totaling $1,019 million represents an increase of $132 million over the same period in the prior year due to the growth of our business and the strengthening of the Colombian peso relative to the U.S. dollar.
Net loss totaling $158 million represents a decrease of $486 million over the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	June 30, 2024	December 31, 2023
Assets held for sale	$412	$—
Current assets	4,202	4,610
Equity-accounted investments	2,530	2,546
Property, plant and equipment, at fair value	61,826	64,005
Total assets	73,799	76,128
Liabilities directly associated with assets held for sale	173	—
Corporate borrowings	3,896	2,833
Non-recourse borrowings	25,857	26,869
Deferred income tax liabilities	6,858	7,174
Total liabilities and equity	73,799	76,128
	Spot FX rates to USD
C$	1.37	1.33
	€0.93	0.91
R$	5.56	4.84
COP	4,148	3,822
Property, plant and equipment
Property, plant and equipment totaled $61.8 billion as at June 30, 2024 compared to $64.0 billion as at December 31, 2023, representing a decrease of $2.2 billion. Our continued investments in the development of power generating assets increased property, plant and equipment by $1.4 billion. The increase was offset by $0.7 billion of property, plant and equipment disposed or being classified as held for sale, the strengthening of the U.S. dollar versus most currencies that decreased property, plant and equipment by $1.9 billion, and depreciation expense of $1.0 billion.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $412 million and $173 million, respectively, as at June 30, 2024 compared to nil and nil, respectively, as at December 31, 2023.
In the second quarter of 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 30 MW hydroelectric asset in the U.S.
In the second quarter of 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 85 MW portfolio of biomass facilities in Brazil.
In the second quarter of 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 60 MW battery storage asset in the U.S.
As at June 30, 2024, assets held for sale includes a 67 MW portfolio of wind assets in the United Kingdom, a 90 MW portfolio of hydroelectric assets in Brazil, and a 6 MW distributed generation asset in the U.S.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Corporation.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities. Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional partners, has access to financing using the Private Funds’ credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2024 and the draws bear interest at Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at June 30, 2024 (December 31, 2023: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and six months ended June 30, 2024 totaled nil (2023: nil, respectively).
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 28 - Related party transactions in Brookfield Renewable’s December 31, 2023 audited consolidated financial statements.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Revenues
Power purchase and revenue agreements	$(8)	$(32)	$8	$12

Direct operating costs
Energy marketing fee and other services	(5)	(4)	(5)	(5)

Interest expense
Borrowings	$(13)	$(7)	$(27)	$(12)
Contract balance accretion	(9)	(7)	(17)	(15)
	$(22)	$(14)	$(44)	$(27)

Other
Distribution income	$1	$4	$3	$5
Other related party services	$2	$1	$3	$1
Financial instrument gain	$—	$4	$2	$9

Management service costs	$(53)	$(55)	$(98)	$(112)

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	June 30, 2024	December 31, 2023
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$65	$61
Due from related parties
Amounts due from	Brookfield(1)	359	1,386
	Equity-accounted investments and other	30	57
		389	1,443
Non-current assets
Financial instrument assets	Brookfield	86	170

Other long-term assets
Contract asset	Brookfield	282	314

Amounts due from	Equity-accounted investments and other	135	135
Current liabilities
Contract liability	Brookfield	41	35

Financial instrument liabilities	Brookfield Reinsurance	1	2

Due to related parties
Amounts due to	Brookfield(2)	559	541
	Equity-accounted investments and other	19	13
	Brookfield Reinsurance	230	242
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	42	39
		850	835
Non-current liabilities
Financial instrument liabilities	Brookfield Reinsurance	2	2

Due to related parties
Amounts due to	Brookfield(2)	460	496
	Brookfield Reinsurance	201	208
	Equity-accounted investments and other	21	1
		682	705

Corporate borrowings	Brookfield Reinsurance	7	8

Non-recourse borrowings	Brookfield Reinsurance and associates	99	101

Other long-term liabilities
Contract liability	Brookfield	684	680

Equity
Preferred limited partners equity	Brookfield Reinsurance and associates	$11	$11
(1)Includes receivables of $272 million (2023: $1,328 million) associated with the Brookfield Global Transition Fund credit facility
(2)Includes payables of nil (2023: $6 million), $83 million (2023: $81 million), and $290 million (2023: $307 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund, and Brookfield Global Transition Fund II credit facilities, respectively

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at June 30, 2024, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $32 million and $65 million were declared during the three and six months ended June 30, 2024 (2023: $28 million and $55 million, respectively).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2024, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2023, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during the three months ended June 30, 2024 and 2023.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $10 million and $17 million (2023: $7 million and $14 million, respectively) on the perpetual subordinated notes during the three and six months ended June 30, 2024. Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
During the first quarter of 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $150 million of perpetual subordinated notes at a fixed rate of 7.25%.
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In December 2023, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No units were repurchased during the three and six months ended June 30, 2024 and 2023.
In the second quarter of 2024, Brookfield Renewable redeemed all of the outstanding units of Series 15 Preferred Units for C$175 million.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at June 30, 2024, Brookfield Holders held a direct and indirect interest of approximately 48% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 313,640,823 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares, on a combined basis, and the remaining is held by public investors.
During the three and six months ended June 30, 2024, Brookfield Renewable issued 62,494 and 157,512 units, respectively (2023: 65,160 and 137,279 units, respectively) under the distribution reinvestment plan at a total value of $2 million and $4 million, respectively (2023: $2 million and $4 million, respectively).
During the three and six months ended June 30, 2024, holders of BEPC exchangeable shares exchanged 7,459 and 10,142 exchangeable shares (2023: 833 and 2,575 exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million LP units (2023: less than $1 million).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

In December 2023, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,361,497 LP units and 8,982,586 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and six months ended June 30, 2024, there were 983,400 and 2,279,654 LP units, respectively (2023: nil and nil, respectively) repurchased at a total cost of $23 million and $52 million, respectively (2023: nil and nil, respectively). During the three and six months ended June 30, 2024, there was 1,063,400 and 2,279,654 LP units, respectively (2023: nil and nil, respectively) cancelled. During the three and six months ended June 30, 2024 and 2023, there were no BEPC exchangeable shares repurchased.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations which are non-IFRS measures.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric
North America	2,987	3,028	3,562	3,569	$256	$274	$165	$181	$97	$114
Brazil	1,029	1,062	1,020	1,020	53	58	35	42	30	36
Colombia	670	904	908	907	72	66	31	47	9	21
	4,686	4,994	5,490	5,496	381	398	231	270	136	171
Wind	2,108	1,435	2,444	1,767	154	129	136	132	103	106
Utility-scale solar	1,109	659	1,262	842	120	110	117	107	91	77
Distributed energy & storage	395	375	326	291	61	68	54	53	44	45
Sustainable solutions	—	—	—	—	114	14	51	11	42	10
Corporate	—	—	—	—	—	—	40	13	(77)	(97)
Total	8,298	7,463	9,522	8,396	$830	$719	$629	$586	$339	$312
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$381	$398
Other income	11	10
Direct operating costs	(161)	(138)
Adjusted EBITDA	231	270
Interest expense	(91)	(89)
Current income taxes	(4)	(10)
Funds From Operations	$136	$171

Generation (GWh) – LTA	5,490	5,496
Generation (GWh) – actual	4,686	4,994
Average revenue per MWh	72	74
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended June 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2024	2023	2024	2023	2024	2023	2024	2023
North America
United States	2,045	1,931	$85	$88	$108	$109	$69	$71
Canada	942	1,097	67	68	57	72	28	43
	2,987	3,028	79	81	165	181	97	114
Brazil	1,029	1,062	52	55	35	42	30	36
Colombia	670	904	75	73	31	47	9	21
Total	4,686	4,994	$72	$74	$231	$270	$136	$171
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business was $97 million versus $114 million in the prior year as the benefit from inflation indexation on our contracted generation was offset by lower generation and lower average revenue per MWh due primarily to generation mix (resource was lowest in high value markets) and the weakening of the Canadian dollar versus the U.S. dollar.
Brazil
Funds From Operations at our Brazilian business was $30 million versus $36 million in the prior year as the benefit of LTA generation and inflation indexation of our contracted generation was offset by weaker pricing realized on our uncontracted generation and the weakening of the Brazilian real versus the U.S. dollar.
Colombia
Funds From Operations at our Colombian business was $9 million versus $21 million in the prior year as the benefits from higher average revenue per MWh due to inflation indexation on contracted generation and higher pricing realized on our uncontracted generation was offset by below LTA generation due to drier El Niño conditions.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$154	$129
Other income	41	42
Direct operating costs	(59)	(39)
Adjusted EBITDA	136	132
Interest expense	(29)	(24)
Current income taxes	(4)	(2)
Funds From Operations	$103	$106

Generation (GWh) – LTA	2,444	1,767
Generation (GWh) – actual	2,108	1,435
Average revenue per MWh(1)(2)	71	80
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Average revenue per MWh was adjusted to normalize the quarterly impact of the market pricing on our regulated assets in Spain. Normalized price was calculated using the regulated parameters as of the respective period.

Funds From Operations at our wind business was $103 million in 2024 versus $106 million in the prior year as the benefit from newly acquired and commissioned facilities, stronger year on year generation and a gain on the partial sale of certain North American development assets was offset by lower average revenue per MWh as a result of adjustments to the regulated price earned by our Spanish assets that decreased revenues in the short term but has no impact on value given the regulatory construct.
UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$120	$110
Other income	30	15
Direct operating costs	(33)	(18)
Adjusted EBITDA	117	107
Interest expense	(26)	(28)
Current income taxes	—	(2)
Funds From Operations	$91	$77

Generation (GWh) – LTA	1,262	842
Generation (GWh) – actual	1,109	659
Average revenue per MWh(1)(2)	115	183
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Average revenue per MWh was adjusted to normalize the quarterly impact of the market pricing on our regulated assets in Spain. Normalized price was calculated using the regulated parameters as of the respective period.

Funds From Operations at our utility-scale solar business was $91 million versus $77 million in the prior year as the benefit from newly acquired and commissioned facilities, stronger year on year generation and a gain on partial sale of certain development portfolios in North America and Europe was partially offset by lower average revenue per MWh as a result of adjustments to the regulated price earned by our Spanish assets that decreased revenues in the short term but has no impact on value given the regulatory construct.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

DISTRIBUTED ENERGY & STORAGE OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions business for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$61	$68
Other income	12	2
Direct operating costs	(19)	(17)
Adjusted EBITDA	54	53
Interest expense	(9)	(8)
Current income taxes	(1)	—
Funds From Operations	$44	$45

Generation (GWh) – LTA	326	291
Generation (GWh) – actual	395	375
Funds From Operations at our distributed energy & sustainable solutions business was $44 million versus $45 million in the prior year as the benefits from recently acquired and commissioned facilities and higher contributions from pumped storage due to higher grid stability prices and the timing of maintenance activities in the prior year were offset by lower generation on a same store basis.
SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for sustainable solutions business for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$114	$14
Other income	29	7
Direct operating costs	(92)	(10)
Adjusted EBITDA	51	11
Interest expense	(8)	(1)
Current income taxes	(1)	—
Funds From Operations	$42	$10
Funds From Operations at our sustainable solutions business were $42 million in 2024 versus $10 million in the prior year due to growth and development including our investment in Westinghouse.
CORPORATE
The following table presents our results for Corporate for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Other income	$50	$22
Direct operating costs	(10)	(9)
Adjusted EBITDA	40	13
Management service costs	(53)	(55)
Interest expense	(39)	(32)
Distributions(1)	(25)	(23)
Funds From Operations	$(77)	$(97)
(1)Distributions on Preferred Units, Class A Preference Shares and Perpetual Subordinated Notes.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended June 30, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$26	$(39)	$19	$8	$(18)	$17	$9	$(110)	$(88)
Add back or deduct the following:
Depreciation	103	19	37	196	128	34	—	—	517
Deferred income tax (recovery) expense	4	(2)	4	(1)	3	3	(1)	(7)	3
Foreign exchange and financial instrument loss (gain)	8	5	(20)	(72)	(2)	(15)	(17)	(3)	(116)
Other(1)	5	44	1	43	37	12	(18)	61	185
Management service costs	—	—	—	—	—	—	—	53	53
Interest expense	91	13	95	118	79	40	6	47	489
Current income tax expense (recovery)	1	2	1	10	2	1	—	(1)	16
Amount attributable to equity accounted investments and non-controlling interests(2)	(73)	(7)	(106)	(166)	(112)	(38)	72	—	(430)
Adjusted EBITDA attributable to Unitholders	$165	$35	$31	$136	$117	$54	$51	$40	$629
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended June 30, 2023:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$28	$9	$56	$59	$39	$(3)	$48	$(85)	$151
Add back or deduct the following:
Depreciation	106	26	31	175	84	28	7	1	458
Deferred income tax expense (recovery)	(27)	(1)	2	9	6	(8)	—	1	(18)
Foreign exchange and financial instrument loss (gain)	4	(1)	(9)	(75)	(28)	12	(53)	(22)	(172)
Other(1)	(8)	1	—	14	(11)	21	—	19	36
Management service costs	—	—	—	—	—	—	—	55	55
Interest expense	89	13	91	81	67	27	9	25	402
Current income tax expense	—	2	23	6	6	—	—	—	37
Amount attributable to equity accounted investments and non-controlling interests(2)	(11)	(7)	(147)	(137)	(56)	(24)	—	19	(363)
Adjusted EBITDA attributable to Unitholders	$181	$42	$47	$132	$107	$53	$11	$13	$586
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended June 30:

(MILLIONS)	2024	2023
Net income (loss)	$(88)	$151
Add back or deduct the following:
Depreciation	517	458
Deferred income tax expense (recovery)	3	(18)
Foreign exchange and financial instruments gain	(116)	(172)
Other(1)	185	36
Amount attributable to equity accounted investments and non-controlling interest(2)	(162)	(143)
Funds From Operations	$339	$312
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings (loss) per LP unit is reconciled to Funds From Operations per Unit, for the three months ended June 30:

	2024	2023
Basic loss per LP unit(1)	$(0.28)	$(0.10)
Depreciation	0.39	0.38
Foreign exchange and financial instruments gain	(0.05)	(0.08)
Deferred income tax recovery	(0.01)	(0.05)
Other(2)	0.46	0.33
Funds From Operations per Unit(3)	$0.51	$0.48
(1)During the three months ended June 30, 2024, on average there were 285.2 million LP units outstanding (2023: 277.6 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(3)Average units outstanding, for the three months ended June 30, 2024, were 663.3 million (2023: 649.6 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

CONTRACT PROFILE
We operate our power business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity will rise due to electrification of the global economy including segments like industrial and transportation as well as from increasing digitalization. We also expect demand for clean power to grow as renewables are the cheapest form of bulk electricity generation, on the increasing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our power contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 80%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our power portfolio has a weighted-average remaining contract duration of 13 years on a proportionate basis.

(GWh, except as noted)	Balance of 2024	2025	2026	2027	2028
Hydroelectric
North America
United States(1)	3,010	6,675	5,632	5,412	4,749
Canada	1,678	3,620	3,620	3,620	3,620
	4,688	10,295	9,252	9,032	8,369
Wind	4,153	8,348	8,249	7,949	7,814
Utility-scale solar	2,192	4,186	4,179	4,165	4,124
Distributed energy & storage	570	1,060	1,044	1,025	1,012
Sustainable solutions	17	47	44	44	43
Contracted on a proportionate basis	11,620	23,936	22,768	22,215	21,362
Uncontracted on a proportionate basis	1,228	3,463	4,631	5,184	6,037
Long-term average on a proportionate basis	12,848	27,399	27,399	27,399	27,399
Non-controlling interests	22,203	45,982	45,982	45,982	45,982
Total long-term average	35,051	73,381	73,381	73,381	73,381
Contracted generation as a % of total generation on a proportionate basis	90%	87%	83%	81%	78%
Price per MWh – total generation on a proportionate basis	$77	$77	$79	$80	$82
(1)Includes generation of 553 GWh for 2024, 1,322 GWh for 2025, and 967 GWh for 2026, 725 GWh for 2027, and 63 GWh for 2028 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 14 years in North America, 14 years in Europe, 10 years in Brazil, 4 years in Colombia, and 15 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (35%), distribution companies (23%), commercial & industrial users (31%) and Brookfield (11%).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is non-recourse.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Corporate credit facility(1)(2)	$8	$—	$8	$—
Commercial paper(1)	739	183	739	183
Debt
Medium term notes(3)(4)	3,161	2,660	3,161	2,660
Non-recourse borrowings(5)	—	—	26,028	27,020
	3,161	2,660	29,189	29,680
Deferred income tax liabilities, net(6)	—	—	6,610	6,930
Equity
Non-controlling interest	—	—	18,099	18,863
Preferred equity	565	583	565	583
Perpetual subordinated notes	738	592	738	592
Preferred limited partners' equity	634	760	634	760
Unitholders' equity	7,945	9,181	7,945	9,181
Total capitalization	$13,043	$13,776	$63,780	$66,589
Debt-to-total capitalization	24%	19%	46%	45%
Debt-to-total capitalization (market value)(7)	14%	12%	40%	40%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not permanent sources of capital.
(2)Draws on credit facilities are adjusted to reflect repayments funded by the net proceeds from the issuance of C$300 million Series 18 medium-term notes and C$100 million of Series 17 medium-term notes that were issued July 17, 2024.
(3)Medium term notes are unsecured and guaranteed by Brookfield Renewable and exclude $12 million (2023: $10 million) of deferred financing fees, net of unamortized premiums.
(4)Medium term notes as at June 30, 2024 is adjusted to reflect the issuance of C$300 million Series 18 medium-term notes and C$100 million of Series 17 medium-term notes that were issued July 17, 2024.
(5)Consolidated non-recourse borrowings include $1,514 million (2023: $2,626 million) borrowed under a subscription facility of a Brookfield sponsored private fund and exclude $162 million (2023: $140 million) of deferred financing fees and $9 million (2023: $11 million) of unamortized premiums.
(6)Deferred income tax liabilities less deferred income tax assets.
(7)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

AVAILABLE LIQUIDITY
The following tables summarizes the available liquidity:

(MILLIONS)	June 30, 2024	December 31, 2023
Brookfield Renewable's share of cash and cash equivalents	$559	$567
Investments in marketable securities	219	309
Corporate credit facilities
Authorized credit facilities	2,450	2,375
Draws on credit facilities(1)(2)	(158)	(165)
Authorized letter of credit facility	500	500
Issued letters of credit	(320)	(307)
Available portion of corporate credit facilities	2,472	2,403
Available portion of subsidiary credit facilities on a proportionate basis	1,175	842
Available liquidity	$4,425	$4,121
(1)Draws on credit facilities are adjusted to reflect repayments funded by the net proceeds from the issuance of C$300 million Series 18 medium-term notes and C$100 million of Series 17 medium-term notes that were issued July 17, 2024.
(2)Relates to letter of credit issued against Brookfield Renewable’s corporate credit facilities.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	June 30, 2024			December 31, 2023
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)(1)	Term (years)	Total(1)	Interest rate (%)(1)	Term (years)	Total(1)
Corporate borrowings
Credit facilities(2)	6.6	5	8	N/A	5	—
Commercial paper	5.9	<1	$739	6.0	<1	$183
Medium term notes(3)	4.5	12	3,161	4.3	10	2,660
Proportionate non-recourse borrowings(4)
Hydroelectric	5.8	12	5,006	6.0	12	5,215
Wind	5.4	9	2,323	5.0	9	2,408
Utility-scale solar	4.8	12	2,592	5.1	13	2,596
Distributed energy & storage	4.5	7	929	4.5	8	917
Sustainable solutions	7.1	7	397	6.6	7	391
	5.4	11	11,247	5.4	12	11,527
			15,155			14,370
Proportionate unamortized financing fees, net of unamortized premiums			(95)			(88)
			15,060			14,282
Equity-accounted borrowings			(1,049)			(991)
Non-controlling interests and other(2)(3)(5)			15,742			16,411
As per IFRS Statements			$29,753			$29,702
(1)Includes cash yields on tax equity.
(2)Draws on credit facilities are adjusted to reflect repayments funded by the net proceeds from the issuance of C$300 million Series 18 medium-term notes and C$100 million of Series 17 medium-term notes that were issued July 17, 2024.
(3)Medium term notes as at June 30, 2024 is adjusted to reflect the issuance of C$300 million Series 18 medium-term notes and C$100 million of Series 17 medium-term notes that were issued July 17, 2024.
(4)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(5)Includes tax equity liability.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at June 30, 2024:

(MILLIONS)	Balance of 2024	2025	2026	2027	2028	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)(3)	$—	$292	$—	$366	$—	$2,503	$3,161

Non-recourse borrowings
Hydroelectric	27	390	311	167	173	1,282	2,350
Wind	68	78	73	1	186	303	709
Utility-scale solar	2	45	43	8	172	302	572
Distributed energy & storage	6	164	—	40	178	109	497
Sustainable solutions	1	3	2	2	14	334	356
	104	680	429	218	723	2,330	4,484
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	76	147	171	144	168	1,950	2,656
Wind	79	157	162	165	158	893	1,614
Utility-scale solar	92	156	150	153	149	1,320	2,020
Distributed energy & storage	26	34	31	26	27	288	432
Sustainable solutions	2	5	5	5	5	19	41
	275	499	519	493	507	4,470	6,763
Total	$379	$1,471	$948	$1,077	$1,230	$9,303	$14,408
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes as at June 30, 2024 is adjusted to reflect the issuance of C$300 million Series 18 medium-term notes and C$100 million of Series 17 medium-term notes that were issued July 17, 2024.
(3)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $12 million (2023: $10 million) of deferred financing fees, net of unamortized premiums.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2028 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.45 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Cash flows provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$379	$421	$770	$901
Changes in due to or from related parties	26	7	84	39
Net change in working capital balances	(174)	(46)	(299)	105
Operating activities	231	382	555	1,045
Financing activities	508	(130)	1,329	510
Investing activities	(894)	(200)	(1,729)	(1,376)
Foreign exchange gain (loss) on cash	(27)	16	(44)	30
Increase (decrease) in cash and cash equivalents	$(182)	$68	$111	$209
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the three and six months ended June 30, 2024 totaled $379 million and $770 million, respectively, compared to $421 million and $901 million in 2023, reflecting the strong operating performance of our business during both periods.
Financing Activities
Cash flows provided by financing activities totaled $508 million and $1,329 million for the three and six months ended June 30, 2024. The strength of our balance sheet and disciplined access to diverse sources of capital to fund our growth as discussed below allowed us to generate net proceeds of $1,390 million and $2,647 million for the three and six months ended June 30, 2024 from corporate and non-recourse financings including the issuance of C$400 million ($297 million) of medium term notes and the issuance of $150 million perpetual green subordinated notes in the first quarter of 2024, net inflows from related parties, and capital contributions from participating non-controlling interests.
Distributions paid during the three and six months ended June 30, 2024 to Unitholders were $271 million and $531 million, respectively (2023: $246 million and $489 million, respectively). We increased our distributions to $1.42 per LP unit in 2024 on an annualized basis (2023: $1.35), representing a 5.2% increase per LP unit, which took effect in the first quarter of 2024. The distributions paid during the three and six months ended June 30, 2024, to preferred shareholders, preferred limited partners' unitholders, perpetual subordinated notes, and participating non-controlling interests in operating subsidiaries totaled $269 million and $401 million, respectively (2023: $307 million and $449 million, respectively).
Capital repaid to participating non-controlling interests during the three and six months ended June 30, 2024 totaled $187 million and $203 million, respectively (2023: nil and nil, respectively). Redemption and repurchase of equity instruments during the three and six months ended June 30, 2024 totaled $155 million and $183 million, respectively (2023: nil and nil, respectively).
Cash flows used in and provided by financing activities totaled $130 million and $510 million for the three and six months ended June 30, 2023. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to fund our growth and generate $423 million and $1,448 million of net proceeds for the three and six months ended June 30, 2023 from corporate and non-recourse financings including the issuance of C$400 million ($293 million) of medium term notes, net inflows from related parties, capital contributions from participating non-controlling interest and $630 million of equity financing net of transaction fees through a bought deal of both LP units and BEPC exchangeable shares, and a concurrent private placement of LP units.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

Investing Activities
Cash flows used in investing activities totaled $894 million and $1,729 million for the three and six months ended June 30, 2024. During the year, we invested $11 million into growth including investments to increase our ownership in a leading commercial and industrial renewable development platform. Our continued investment in our property, plant and equipment, including the construction and development of approximately 3,770 MW of wind, solar, distributed generation, and storage development projects in the U.S., 660 MW of wind and solar development projects in Brazil, and 1,070 MW of wind and solar development assets in India totaled $820 million and $1,660 million for the three and six months ended June 30, 2024. We generated proceeds of $278 million and $283 million during the three and six months ended June 30, 2024 from the sale of a 30 MW hydroelectric asset and a 60 MW battery storage asset in the U.S., a 85 MW portfolio of biomass facilities in Brazil, and the sale of certain financial securities.
Cash flows used in investing activities totaled $200 million and $1,376 million for the three and six months ended June 30, 2023. During the year, we invested $684 million (net of asset sales) into growth including investments in a renewable platforms in India with 14,500 megawatts of operating and development assets, a 136 MW portfolio of operating wind assets in Brazil, a distributed generation platform with approximately 730 MW of development pipeline in Brazil, and a 200 MW solar development project in China. Our continued investment in our property, plant and equipment, including the construction of over 200 MW of our utility-scale solar facility in Brazil, 100 MW of our utility-scale solar facility in Colombia, 148 MW of wind assets in China, as well as the continued advancement of over 100 MW of distributed energy portfolio in the United States and 400 MW of wind assets in Brazil and United States was $484 million and $1,056 million for the three and six months ended June 30, 2023, respectively, were partially offset by proceeds of $376 million and $379 million generated from the sale of equity and debt securities for the three and six months ended June 30, 2023, respectively.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	June 30, 2024	December 31, 2023
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes
Balance, beginning of year	24,400,000	24,400,000
Issuance	6,000,000	—
Balance, end of period	30,400,000	24,400,000
Preferred Units(2)
Balance, beginning of year	38,000,000	38,000,000
Redemption of preferred LP Units(3)	(7,000,000)	—
Balance, end of period	31,000,000	38,000,000
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares
Balance, beginning of year	179,651,526	172,218,098
Issuance	—	7,441,893
Exchanged for BEP LP units	(10,142)	(8,465)
Balance, end of period	179,641,384	179,651,526
LP units
Balance, beginning of year	287,164,340	275,358,750
Issuance	—	13,348,270
Repurchase of LP units for cancellation	(2,279,654)	(1,856,044)
Distribution reinvestment plan	157,512	304,899
Issued in exchange for BEPC exchangeable shares	10,142	8,465
Balance, end of period	285,052,340	287,164,340
Total LP units on a fully-exchanged basis(4)	659,181,663	661,303,805
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2028); 8,000,000 Series 17 Preferred Units are outstanding; and 6,000,000 Series 18 Preferred Units are outstanding.
(3)During the year, Brookfield Renewable redeemed all of the 7,000,000 outstanding units of Series 15 Preferred Limited Partnership Units.
(4)The fully-exchange amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP Units.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid for the three and six months ended June 30:

	Three months ended June 30, 2024				Six months ended June 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2024	2023	2024	2023	2024	2023	2024	2023
Class A Preference Shares	$6	$6	$6	$6	$13	$13	$13	$13
Perpetual Subordinated Notes	10	7	10	7	17	14	17	14
Class A Preferred LP units	9	10	9	10	20	20	20	20
Participating non-controlling interests – in operating subsidiaries	244	243	244	284	351	401	351	402
GP interest and incentive distributions	33	29	30	29	67	57	63	57
Redeemable/Exchangeable partnership units	69	66	69	65	139	133	138	131
BEPC Exchangeable shares	64	61	67	61	129	119	131	119
LP units	101	92	105	91	204	189	199	182
CONTRACTUAL OBLIGATIONS
Please see Note 18 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021, December 2021 and March 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million, $260 million and $150 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625%, 4.875% and 7.250%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Dividend income from non-guarantor subsidiaries	29	122	46	140
Net income (loss)	10	92	(22)	80
(1)Brookfield Renewable's total revenues for the three and six months ended June 30, 2024 were $1,482 million and $2,974 million, respectively (2023: $1,205 million and $2,536 million, respectively).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

(MILLIONS)	June 30, 2024	December 31, 2023
Current assets(1)	$974	$776
Total assets(2)(3)	2,456	2,521
Current liabilities(4)	8,969	8,399
Total liabilities(4)	9,320	8,455
(1)Amount due from non-guarantor subsidiaries was $824 million (2023: $767 million).
(2)Brookfield Renewable's total assets as at June 30, 2024 and December 31, 2023 were $73,799 million and $76,128 million.
(3)Amount due from non-guarantor subsidiaries was $2,208 million (2023: $2,421 million).
(4)Amount due to non-guarantor subsidiaries was $7,916 million (2023: $8,045 million).

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at June 30, 2024, letters of credit issued amounted to $2,006 million (2023: $2,126 million).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2024		2023				2022
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Generation (GWh) – LTA	24,895	22,514	22,641	16,800	18,622	17,636	17,692	15,097
Total Generation (GWh) – actual	20,602	20,300	17,006	15,870	17,798	18,875	16,450	14,906
Proportionate Generation (GWh) – LTA	9,530	8,653	8,512	7,112	8,403	7,899	7,655	6,905
Proportionate Generation (GWh) – actual	8,360	8,461	7,151	6,533	7,543	8,243	6,826	6,440
Revenues	$1,482	$1,492	$1,323	$1,179	$1,205	$1,331	$1,196	$1,105
Net income (loss) attributable to Unitholders	(154)	(120)	35	(64)	(39)	(32)	(82)	(136)
Basic loss per LP unit	(0.28)	(0.23)	0.01	(0.14)	(0.10)	(0.09)	(0.16)	(0.25)
Funds From Operations	339	296	255	253	312	275	225	243
Funds From Operations per Unit	0.51	0.45	0.38	0.38	0.48	0.43	0.35	0.38
Distribution per LP Unit	0.36	0.36	0.34	0.34	0.34	0.34	0.32	0.32

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric
North America	6,608	6,604	6,796	6,806	$559	$609	$371	$411	$234	$272
Brazil	2,043	2,269	2,028	2,028	112	119	77	87	66	74
Colombia	1,364	1,914	1,751	1,760	151	132	76	95	29	44
	10,015	10,787	10,575	10,594	822	860	524	593	329	390
Wind	4,236	3,112	4,944	3,765	324	271	257	239	190	184
Utility-scale solar	1,829	1,143	2,106	1,410	213	198	207	176	152	117
Distributed energy & storage	679	608	551	484	113	129	97	98	78	78
Sustainable solutions	—	—	—	—	233	33	86	23	75	21
Corporate	—	—	—	—	—	—	33	16	(189)	(203)
Total	16,759	15,650	18,176	16,253	$1,705	$1,491	$1,204	$1,145	$635	$587
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the six months ended June 30, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$119	$(38)	$47	$17	$(79)	$(11)	$3	$(216)	$(158)
Add back or deduct the following:
Depreciation	207	39	74	406	224	65	4	—	1,019
Deferred income tax (recovery) expense	2	(2)	8	(7)	2	—	(1)	(13)	(11)
Foreign exchange and financial instrument gain	(40)	8	(9)	(147)	5	(7)	(40)	(6)	(236)
Other(1)	(40)	48	(5)	14	16	(12)	(8)	77	90
Management service costs	—	—	—	—	—	—	—	98	98
Interest expense	175	30	192	229	164	72	9	94	965
Current income tax expense	2	4	16	19	2	2	—	(1)	44
Amount attributable to equity accounted investments and non-controlling interests(2)	(54)	(12)	(247)	(274)	(127)	(12)	119	—	(607)
Adjusted EBITDA attributable to Unitholders	$371	$77	$76	$257	$207	$97	$86	$33	$1,204
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the six months ended June 30, 2023:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$189	$19	$123	$88	$(9)	$23	$75	$(180)	$328
Add back or deduct the following:
Depreciation	209	49	59	325	166	57	21	1	887
Deferred income tax (recovery) expense	(4)	(1)	4	9	5	(22)	1	(29)	(37)
Foreign exchange and financial instrument loss (gain)	(89)	(2)	(9)	(115)	(26)	2	(52)	(27)	(318)
Other(1)	11	5	2	19	1	37	(13)	48	110
Management service costs	—	—	—	—	—	—	—	112	112
Interest expense	181	25	170	143	132	50	20	75	796
Current income tax expense	1	4	54	10	11	—	—	—	80
Amount attributable to equity accounted investments and non-controlling interests(2)	(87)	(12)	(308)	(240)	(104)	(49)	(29)	16	(813)
Adjusted EBITDA attributable to Unitholders	$411	$87	$95	$239	$176	$98	$23	$16	$1,145
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the for the six months ended June 30:

(MILLIONS)	2024	2023
Net income (loss)	$(158)	$328
Add back or deduct the following:
Depreciation	1,019	887
Deferred income tax (recovery)	(11)	(37)
Foreign exchange and financial instruments gain	(236)	(318)
Other(1)	90	110
Amount attributable to equity accounted investments and non-controlling interest(2)	(69)	(383)
Funds From Operations	$635	$587
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic loss per LP unit is reconciled to Funds From Operations per Unit, for the six months ended June 30:

	Six months ended June 30
	2024	2023
Basic loss per LP unit(1)	$(0.51)	$(0.20)
Depreciation	0.77	0.75
Foreign exchange and financial instruments gain	(0.11)	(0.14)
Deferred income tax recovery	(0.05)	(0.05)
Other	0.86	0.55
Funds From Operations per Unit(2)	$0.96	$0.91
(1)During the six months ended June 30, 2024, on average there were 286.0 million (2023: 276.5 million).
(2)Average units outstanding for the six months ended June 30, 2024 were 664.1 million (2023: 647.8 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and material accounting policy information in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
RECENTLY ADOPTED ACCOUNTING STANDARDS
International Tax Reform - Amendments to IAS 12- Pillar Two model rules
Brookfield Renewable operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. Brookfield Renewable will recognize the top-up tax as a current tax as and when it is incurred but has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax. There is no material current tax impact for the period ended June 30, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of Brookfield Renewable.
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable noted no material impact.
FUTURE CHANGES IN ACCOUNTING POLICIES
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the International Accounting Standards Board (IASB) issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable has not yet determined the impact of this standard on its disclosures.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the six months ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to acquire a 75% interest ( 15% net to Brookfield renewable) in a leading renewables development platform in Australia with over 2 GW of wind and co-located battery development projects, for $162 million ($32 million net to Brookfield Renewable) with the opportunity for follow on investment.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of an approximate 74% interest in a leading wind focused commercial and industrial renewable business in India, with 500 MW of operating assets and an approximate 3 GW development pipeline. The transaction structure consists of an upfront payment of approximately $89 million ($18 million net to Brookfield Renewable) with the opportunity for follow on investment.
Subsequent to the quarter, Brookfield Renewable issued C$300 million of Series 18 medium-term notes. The medium-term notes have a fixed interest rate of 4.96% and a maturity date of October 30, 2034. The Series 18 medium-term notes are corporate-level green bonds.
Subsequent to the quarter, Brookfield Renewable issued C$100 million of Series 17 medium-term notes. The medium-term notes have a fixed interest rate of 5.32% and a maturity date of January 10, 2054. The Series 17 medium-term notes are corporate-level green bonds.
Subsequent to the quarter, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Series 3 Units during the five years commencing August 1, 2024 will be paid at an annual rate of 6.519%.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a fully integrated solar-focused renewables platform in South Korea with an operating and under construction portfolio totaling 103 MW of distributed generation assets and a 2.2 GW development pipeline for an upfront payment of $17 million (expected $3.4 million net to Brookfield Renewable) and total consideration of approximately $37 million (expected $7 million net to Brookfield Renewable) with the opportunity for follow on investment.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 70% interest in a 238 MW portfolio of utility-scale solar development assets in South Korea for $13 million (expected $3 million net to Brookfield Renewable) with the potential to deploy up to an incremental $104 million (expected $21 million net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 150 MW wind facility in China for proceeds of approximately $42 million ($8 million net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in Powen. The subscription increased our total interest in Powen to approximately 50% (10% net to Brookfield Renewable).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield, as holder of BEPC exchangeable shares and Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the BEPC exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Utility-scale solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or have significant influence over the entities that own certain renewable power and sustainable solution investments. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2023 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation and pumped storage), 5) sustainable solutions (agricultural renewable natural gas, carbon capture and storage, recycling, cogeneration, biomass, nuclear services, and power transformation), and 6) corporate – with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil).This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the fourth quarter of 2023 to disaggregate the distributed energy & sustainable solutions business into distributed energy & storage and sustainable solutions. This change is consistent with the development of Brookfield Renewable’s business as distributed generation and sustainable solutions continue to grow as a more significant component of the business. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & storage and sustainable solutions.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items, and including investment tax credits not allocated to tax equity partners. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business and including investment tax credits not allocated to tax equity partners. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were that were recorded in equity and not otherwise reflected in the current period. In the unaudited interim consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our renewable power facilities; supply, demand, volatility and marketing in the energy markets; our inability to re-negotiate or replace expiring contracts (including PPAs, power guarantee agreements or similar long-term agreements, between a seller and a buyer of electrical power generation)on similar terms; an increase in the amount of uncontracted generation in our renewable power portfolio or a change in the contract profile for future renewable power projects; availability and access to interconnection facilities and transmission systems; our ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our existing facilities and of developing new projects; equipment failures and procurement challenges; increased regulation of and third party opposition to our nuclear services business’s customers and operations; failure of the nuclear power industry to expand ;insufficient indemnification for our nuclear services business; our reliance on computerized business systems, which could expose us to cyber-attacks; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; force majeure events; health, safety, security and environmental risks; energy marketing risks and our ability to manage commodity and financial risk; the termination of, or a change to, the MRE balancing pool in Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; our operations being affected by local communities; newly developed technologies or new business lines in which we invest not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations and fund growth due to the status of the capital markets or our ability to complete capital recycling initiatives; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; the incurrence of debt at multiple levels within our organizational structure; restrictions on our ability to engage in certain activities or make distributions due to our indebtedness; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our hedging strategy or otherwise; our inability to identify sufficient investment opportunities and complete transactions; political instability or changes in government policy negatively impacting our business or assets; changes to our current business, including through future sustainable solutions investments; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of our facilities and risks associated with the arrangements we enter into with communities and joint venture partners; we do not have control over all of our operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; some of our acquisitions may be of distressed companies, which may subject us to increased risks; a decline in the value of our investments in securities, including publicly traded securities of other companies; the separation of economic interest from control within our organizational structure; the separation of economic interest from control within our organizational structure; our dependence on Brookfield and Brookfield’s significant influence over us; Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; the departure of some or all of Brookfield’s key professionals; Brookfield acting in a way that is not in our best interests or the best interests of our shareholders or our unitholders; our inability to terminate the Master Services Agreement and the limited liability of the Service

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

Provider under our arrangements with them; Brookfield’s relationship with Oaktree; changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable; changes in the amount of cash we can distribute to our unitholders; future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares; any changes in the market price of the BEP units and BEPC exchangeable shares; the inability of our unitholders to take part in the management of BEP; limits on unitholders’ ability to obtain favourable judicial forum for disputes related to BEP or to enforce judgements against us; our reliance on subsidiaries to provide funds to pay distributions; changes in tax law and practice; changes to government policies and incentives relating to the renewable power and sustainable solutions industries; adverse impacts of inflationary pressures; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; health, safety, security and environmental risks; force majeure events; foreign currency risk associated with BEP’s distributions; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems and restrictions on foreign direct investment; increased regulation of our operations; we are not subject to the same disclosure requirements as a U.S. domestic issuer; changes in our credit ratings; new regulatory initiatives related to sustainability and ESG; human rights impacts of our business activities; being deemed an “investment company” under the Investment Company Act; the effectiveness of our internal controls over financial reporting; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any date subsequent to the date of this report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 5 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2024

Brookfield Renewable Partners L.P.

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